EXHIBIT 99.1

Profound Medical Announces Health Canada Approval of TULSA-PRO®

TORONTO, Nov. 25, 2019 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), the only company to provide customizable, incision-free therapies which combine real-time Magnetic Resonance Imaging (“MRI”), thermal ultrasound and closed-loop temperature feedback control for the radiation-free ablation of diseased tissue, today announced Health Canada approval of the TULSA-PRO® system for the ablation of low to intermediate risk organ-confined prostate cancer.

TULSA-PRO® is a transurethral prostate tissue ablation system that combines real-time Magnetic Resonance Imaging (“MRI”) with robotically-driven directional thermal ultrasound and closed-loop temperature feedback control software to deliver predictable physician prescribed ablation of whole-gland or partial prostate tissue. The TULSA-PRO® system is designed to provide customizable and predictable, incision-free and radiation-free prostate ablation while actively protecting the urethra and rectum with water cooling to preserve men’s functional abilities.

Pursuant to a distribution, license and supply agreement entered into with Knight Therapeutics Inc. (TSX:GUD) (“Knight”) in April 2015, Knight acts as Profound’s exclusive distributor for TULSA-PRO® in Canada. The commercial opportunity for TULSA-PRO® in Canada will be modest until such time that government reimbursement is established.

“The positive Health Canada decision is key to our global expansion strategy for TULSA-PRO®, as many major market jurisdictions, such as China, have a ‘country of origin’ approval requirement for medical devices,” said Goldy Singh, Profound’s VP, Regulatory Affairs & Product Management.

About Profound Medical Corp.

Profound develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a novel technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® is demonstrating to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration.

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849